Mail Stop 3561

June 30, 2006

Ms. Janet L. Steinmayer
President and Chief Executive Officer
Centerplate, Inc.
201 East Broad Street
Spartanburg, South Carolina 29306

> **RE:** **Centerplate, Inc. (the "Company")**
> **Form 10-K for the Fiscal Year Ended January 3, 2006**
> **File No. 001-31904**

Dear Ms. Steinmayer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief